SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

Name of Registrant: CorVel Corporation

Name of persons relying on exemption: Los Angeles County Employees Retirement Association (LACERA)

Address of persons relying on exemption: 300 N. Lake Avenue, Pasadena, CA 91101

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

July 2024

Dear CorVel Corporation Shareowner:

Vote “Withhold” for the re-election of Director Nominees Steven (Steve) Hamerslag and Jeffrey J. Michael

As long-term investors vested in CorVel Corporation’s future growth and success, LACERA will be voting “Withhold” for the re-election of Nominating and Governance Committee members Steven (Steve) Hamerslag and Jeffrey J. Michael at CorVel Corporation’s (CorVel) August 1, 2024, Annual General Meeting for what we believe to be inadequate board succession planning, lagging governance practices, and lagging track record of inclusive recruitment, and poor investor responsiveness. LACERA owns approximately 1,803 shares of CorVel common stock as of June 7, 2024.

Inadequate Board Succession Planning

•        CorVel maintains a small board of six directors and is appointing one new director, the first in the past 15 years.

•        Including most recent appointment, average director tenure is 24 years with three long-tenured directors having served for 33 years.

•        The average director age is 69.

•        No disclosure has been made of a board skills matrix disclosing identified requisite skills to oversee current and future business strategy and risks on investors’ behalf.

•        CorVel’s 2024 proxy reports two director “vacancies” with the recent appointment filling one; the company does not disclose further information on efforts to fill the remaining vacancy.1

•        Despite the lack of meaningful board refreshment in over a decade, long director tenures, and elevated age profile of directors, CorVel’s proxy disclosures report the Nominating and Governance Committee met only one time for each of the past 15 years.

•        While CorVel’s 2024 proxy statement says the Nominating and Governance Committee “considers many forms of diversity in identifying director nominees in an effort to nominate directors with a variety of complementary skills and backgrounds,” we were unable to locate information in the proxy or on the company’s website describing any strategies, efforts, or steps to recruit additional qualified directors.2

Lagging Governance Practices

•     No majority vote standard for director elections

•     No shareholder right to call special meetings

•     Shareholders are not able to act by written consent

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.

Lagging Track Record of Inclusion in Board Recruitment

•     CorVel states, “Diversity, equity and inclusion are core to the Company’s values and instrumental in delivering stronger business growth.”3

•     However, CorVel’s proxy discloses no racial inclusion and limited gender inclusion with 1 female director.

•     Empirical research continues to link diversity with even stronger financial performance.

o The National Association of Corporate Directors’ (NACD) 2019 Projections on Emerging Board Matters highlights, “The stakes for having the right people around the boardroom table have never been higher. Increasingly, directors are recognizing that board composition should support and reflect the strategic needs of the organization… Of particular concern are whether there is enough diversity in the boardroom, whether the board has the right combination of skills and how the board views director tenure.”4

o The top quartile of companies measured on gender diversity among their executive teams were 39% more likely to be in the top quartile of companies for profitability in 2023 – up from 25% in 2020, 21% in 2017 and 15% in 2014.5

o Top-quartile companies measured by ethnic diversity in executive teams were 39% more likely to outperform on profitability than those in the fourth quartile.6

Poor Investor Responsiveness

•  CorVel has declined requests from LACERA to discuss CorVel’s board refreshment and succession planning process with Mr. Hamerslag and Mr. Michael for the past two years.

LACERA Believes Robust Board Succession Planning is Key to Board Quality7

•     LACERA encourages Boards to be composed of highly talented directors with a diverse set of relevant skills, competencies, and attributes to oversee strategy and risk on investors’ behalf.

•     LACERA welcomes a mix of director tenures to ensure both institutional familiarity and fresh perspectives, as a firm’s market environment and business strategies evolve.

•     We believe core investor rights ensure fair and equitable treatment of investors and help foster investor confidence and accountability, thereby facilitating capital formation and growth for companies.

Hold Directors Accountable for Poor Board Succession Planning and Governance

LACERA encourages investors to hold Nominating and Governance Committee members Steven (Steve) Hamerslag and Jeffrey J. Michael accountable for the board’s excessive tenure, lack of track record of inclusion of diverse directors, deficient shareholder rights provisions, absence of board evaluation and skills disclosure, and apparent lack of board succession planning.

Directors Hamersalg and Michael have served as the only 2 members of Nominating and Governance Committee for at least 15 years.

As a long-term investor, LACERA believes CorVel’s Nominating and Governance Committee board needs to be comprised of directors able to demonstrate a track record of ensuring a robust and inclusive board refreshment and recruitment process. LACERA attempted to engage CorVel on the above concerns in September 2023 but has not received a response.

Proxy research provider Institutional Shareholder Services Inc. is recommending a “Withhold” vote for Nominating and Governance Committee members Steven (Steve) Hamerslag and Jeffrey J. Michael at CorVel Corporation at its August 1, 2024, Annual General Meeting.

Please vote “Withhold” for the re-election of Nominating and Governance Committee members Steven (Steve) Hamerslag and Jeffrey J. Michael at the CorVel Corporation August 1, 2024, Annual General Meeting.

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.

Should you have any questions please feel free to contact Dale Johnson, Senior Investment Officer, at djohnson@lacera.com.

Sincerely,

Dale Johnson

Senior Investment Officer

Los Angeles County Employees Retirement Association (LACERA)

1 https://www.sec.gov/ix?doc=/Archives/edgar/data/874866/000119312524165642/d699951ddef14a.htm

2 https://www.sec.gov/ix?doc=/Archives/edgar/data/874866/000119312524165642/d699951ddef14a.htm

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/874866/000119312524165642/d699951ddef14a.htm

4 National Association of Corporate Directors. 2019. New Voices in the Boardroom: The Gradual Evolution of Board Composition. https://boardleadership.nacdonline.org/rs/815-YTL-682/images/2019%20NACD%20Governance%20Outlook%20Report.pdf?mkt_tok=eyJpIjoiTW1Wak56WmlPVGszWWpWaSIsInQiOiJQR25qeGowODY1bDVGWWFlOVRqdTBtVE45a0k1VW1BUm5sMFpnWUp2a21oXC81d3ZZbVY5cDMybkJUeVQydXl6M3ZIdzdGS0x5aFg2WTJQcUJwenVVRUVobjRYWXpuZzZDU0N6NEhZVnFQYzJIQ0xua3ZXb0V2NnR3MlVRVWZKN2QifQ%3D%3D

5 McKinsey & Company, “Diversity Matters Even More” by Dame Vivian Hunt, Sundiatu Dixon-Fyle, Celia Huber, Maria del Mar Martinez Marquez, Sara Prince, and Ashley Thomas, December 2023.

https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact#/

6 McKinsey & Company, “Diversity Matters Even More” by Dame Vivian Hunt, Sundiatu Dixon-Fyle, Celia Huber, Maria del Mar Martinez Marquez, Sara Prince, and Ashley Thomas, December 2023.

https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact#/

7 LACERA’s Corporate Governance and Stewardship Principles. https://www.lacera.com/sites/default/files/assets/documents/board/Governing%20Documents/BOI%20Policies/CorpGovPrinciples.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.